Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED NOVEMBER 22, 2021
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021, as supplemented by Supplement No. 1 dated May 6, 2021, Supplement No. 2 dated May 14, 2021, Supplement No. 3 dated June 4, 2021, Supplement No. 4 dated July 8, 2021, Supplement No. 5 dated August 5, 2021, Supplement No. 6 dated August 18, 2021, Supplement No. 7 dated September 2, 2021, Supplement No. 8 dated October 5, 2021, Supplement No. 9 dated November 8, 2021 and Supplement No. 10 dated November 17, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•the acquisition of a multifamily property; and
•new financing in connection with the acquisition.

Acquisition of The Glenn

On October 25, 2021, RREEF America, our advisor and sponsor, entered into an agreement of purchase and sale (the “Purchase Agreement”) with Jones I MNMA, LLC, a Delaware limited liability company (the “Seller”) for the purchase of the property described below. The Seller is not affiliated with us, our advisor or any of its affiliates. On November 4, 2021, pursuant to the Assignment and Assumption of Agreement of Purchase and Sale by and between RREEF America and RPT The Glenn, LLC, a Delaware limited liability company and our indirect wholly-owned subsidiary (the “Buyer Entity”), RREEF America assigned its right, title and interest in and to the Purchase Agreement to us via the Buyer Entity.

On November 19, 2021, we completed the purchase of The Glenn, a 306-unit luxury multifamily community with 274,688 rentable square feet situated on a 4.75 acre site in one of Denver’s most affluent southeast suburbs, Centennial, Colorado, for $128.5 million, exclusive of closing costs. Constructed in 2018, The Glenn was the first completed project within The District, an in-progress luxury mixed-use development spread across 36-acres of land fronting Interstate 25.

The Glenn is currently 93.5% occupied and stands out as a modern, best-in-class apartment asset within the submarket. Luxury amenities of The Glenn include a resort-style pool with gazebos, state-of-the-art fitness center with a yoga studio, outdoor community lounge areas with barbeques, fireplaces and yard games, a pet park, as well as business/conference centers and electric vehicle charging stations.The Glenn’s location provides residents with walkability to nearby shopping destinations including Park Meadows Mall, Colorado’s largest premier shopping destination with over 185 shops and restaurants. The Glenn is also located within walking distance from the Dry Creek Light Rail Station and less than a five-minute drive from both Interstate 25 and Colorado State Highway 470, providing increased connectivity to the greater Metro Denver area.

We have no plans for material capital improvements and we believe The Glenn will be adequately covered by insurance and is suitable for its intended purposes as a multifamily residential property. The Glenn will face competition for tenants from similarly situated multifamily properties in the area. For federal income tax purposes, we estimate that the depreciable basis in The Glenn will be approximately

$116 million. We will depreciate buildings based upon an estimated useful life of 27.5 years. At acquisition, the estimated annual real estate taxes on The Glenn total approximately $880,000.

Financing of The Glenn

In connection with the acquisition of The Glenn, on November 19, 2021, the Buyer Entity, as borrower, entered into a loan agreement providing for a $66.0 million, non-recourse loan (the “Loan”) from Massachusetts Mutual Life Insurance Company (“MassMutual”), which is not affiliated with us or any of our affiliates. The Loan is secured by The Glenn.

The interest rate for the Loan is fixed at 3.02% with monthly interest-only payments for the entire seven-year term. The maturity date of the Loan is December 1, 2028 with no extension options. The Loan does not allow prepayment prior to December 1, 2024. Thereafter, the Loan permits voluntary prepayment of the full amount of the Loan subject to payment of the applicable prepayment premium, which is equal to the greater of (a) the amount to be prepaid multiplied by 1% or (b) a yield maintenance calculation. Additionally, the Loan contains a one-time option to be assumed by a new borrower subject to the satisfaction, in MassMutual’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance of the Loan.

We paid loan financing costs of approximately $181,000, comprised of lender fees, legal costs and other customary closing costs.